UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sapiens International Corporation N.V.

(Name of Issuer)

Common Shares, Par Value €0.01 Per Share

(Title of Class of Securities)

N7716A102

(CUSIP Number)

Amit Ben-Yehuda Kardan Technologies Ltd. 154 Menachem Begin Street Tel Aviv 64921, Israel Tel: (972)(3) 608-3444 Fax: (972)(3) 608-3434	Anat Treibatch Formula Vision Technologies (F.V.T.) Ltd. 1 Hashikma Street Savyon 56530, Israel Tel: (972)(3) 734-3100 Fax: (972)(3) 736-7770
with a copy to: Tuvia J. Geffen, Adv. Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel Tel: (972)(3) 623-5000 Fax: (972)(3) 623-5005

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. N7716A102	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Portfolio Holdings Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS. Kardan Technologies Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS. Kardan Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS. Kardan N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON N/A
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) N/A
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. N7716A102	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS. Kardan Yazamut (2011) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 7,536,243
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 7,536,243
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,536,243
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.04%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS. Formula Vision Technologies (F.V.T.) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,750,337
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 8,750,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,750,337
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.10%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

CUSIP No. N7716A102	Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS. Dan Goldstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 8,750,337
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 8,750,337
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,750,337
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.10%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*           The calculations are based on a total of 39,587,694 Common Shares outstanding.

The undersigned, Formula Vision Portfolio Holdings Limited Partnership ("Formula Vision LP"), Formula Vision Holdings Ltd. ("Formula Vision GP"), Kardan Technologies Ltd. ("Kardan Technologies"), Kardan Israel Ltd. ("Kardan Israel"), Kardan N.V., Kardan Yazamut (2011) Ltd. ("Kardan Yazamut"), Formula Vision Technologies (F.V.T.) Ltd. ("FVT"), and Dan Goldstein (together, the "Reporting Persons") hereby file this Amendment No. 2 to Schedule 13D (the "Amendment"), which amends the Schedule 13D filed by the Reporting Persons on July 29, 2011, and Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 25, 2011, with respect to the Common Shares, par value €0.01 per share (the "Common Shares"), of Sapiens International Corporation N.V., a Curaçao company ("Sapiens").  The Amendment (i) adds Kardan Yazamut as a Reporting Person, (ii) amends and supplements Items 2, 4, 5 and 6 of the Schedule 13D, as amended, and (iii) adds Exhibits 11, 12 and 13 under Item 7 of the Schedule 13D.

Item 2.	Identity and Background

(a)-(c)     Kardan Yazamut is an Israeli company. Kardan Yazamut is an investment and a holding company principally that operates, through subsidiaries and associated companies, in the following six (6) operating segments: (1) real estate development; (2) services for the municipal sector; (3) construction; (4) auto sales; (5) operating lease and short-term car rental; and (6) communications and technology.  The address of its principal office and principal place of business is 154 Menachem Begin Street, Tel Aviv 64921, Israel.  The name, business address, principal occupation and citizenship of each of its directors and executive officers is set forth in Exhibit 11 hereto and is incorporated herein by reference.

(d)-(e)     During the last five years, Kardan Yazamut (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, to the best of Kardan Yazamut's knowledge, none of the persons listed in Exhibit 11 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           The citizenship of each of the individuals listed in Exhibit 11 is set forth in such Exhibit and is incorporated herein by reference.

The Reporting Persons have entered into an Amended Joint Filing Agreement, dated as of October 11, 2011, a copy of which is attached hereto as Exhibit 12.

Item 4.	Purpose of Transaction

On September 18, 2011, as part of a reorganization transaction, Kardan N.V. sold to Kardan Yazamut, which was its fully owned subsidiary at that time, its entire shareholding of Kardan Israel, and on October 5, 2011, Kardan N.V. distributed to its shareholders, in distribution-in-kind, its entire holdings in Kardan Yazamut. As a result, as of October 5, 2011, Kardan N.V. no longer beneficially owns any Common Shares.

 On September 27, 2011, FVT and Formula Systems (1985) Ltd. ("Formula Systems") entered into a Share Purchase Agreement ("Purchase Agreement") pursuant to which FVT agreed to sell to Formula Systems up to 1,891,885 Common Shares for a purchase price of $4.00 per Common Share, or an aggregate purchase price of $7,567,540.  Pursuant to the Purchase Agreement, Formula Systems is required to purchase the Common Shares at any time or from time to time during a period of 30 days after the date of the Purchase Agreement when it has available funds to pay for the purchase of the Common Shares, which period may be extended for an additional 30 days by written notice of FVT or Formula Systems.  Pursuant to the Purchase Agreement, (i) on September 28, 2011, Formula Systems purchased 500,000 Common Shares from FVT for an aggregate purchase price of $2,000,000, and (ii) on October 6, 2011, Formula Systems purchased 388,000 Common Shares from FVT for an aggregate purchase price of $1,552,000. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement included as Exhibit 13 hereto and is incorporated herein by reference.

Page 10 of 15 Pages

The information set forth in Items 3, 5 and 6 is incorporated herein by reference.

Each of the Reporting Persons intends to continuously review its investment in Sapiens, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Sapiens, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Sapiens owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, Sapiens's business and prospects, other developments concerning Sapiens and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of Sapiens.

Item 5.	Interest in Securities of the Issuer

(a)           The calculations included herein are based on a total of 39,587,694 Common Shares outstanding.

As of September 18, 2011, Kardan N.V. does not beneficially own any Common Shares or any shares of Kardan Israel.

Kardan Yazamut does not directly beneficially own any Common Shares.  As of September 18, 2011, Kardan Yazamut owns 73.67% of the shares of Kardan Israel.  By reason of its ability to influence the control of Kardan Israel, Kardan Yazamut may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares.  Kardan Yazamut disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

As of October 6, 2011, FVT directly beneficially owns 1,214,094 Common Shares, representing approximately 3.07% of the outstanding Common Shares.  FVT is the limited partner of Formula Vision LP and owns 51% of the shares of Formula Vision GP.  In addition, by reason of its ability to influence the control of Formula Vision LP and Formula Vision GP, FVT may be deemed to indirectly beneficially own, and share the power to vote and dispose of, 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares.  FVT Technologies disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

Dan Goldstein does not directly beneficially own any Common Shares.  Mr. Goldstein owns 55.14% of the shares of FVT.  By reason of his ability to influence the control of FVT, Mr. Goldstein may be deemed to indirectly beneficially own, and share the power to vote and dispose of, (i) 1,214,094 Common Shares directly beneficially owned by FVT, representing approximately 3.07% of the outstanding Common Shares and (ii) 7,536,243 Common Shares directly beneficially owned by Formula Vision LP, representing approximately 19.04% of the outstanding Common Shares. FVT disclaims beneficial ownership of the Common Shares owned by the other Reporting Persons other than the 1,214,094Common Shares directly beneficially owned by FVT and the 7,536,243 Common Shares directly beneficially owned by Formula Vision LP.

The filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of Common Shares owned by any of the other Reporting Persons.

Page 11 of 15 Pages

(c)           Except as previously described in Item 4 above, no transactions in the Common Shares have been effected by the Reporting Persons during the past 60 days.

(d)           None

(e)           As set forth in Item 4, on October 5, 2011, Kardan N.V. ceased to be the beneficial owner of any Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 is incorporated herein by reference.

Pursuant to the Purchase Agreement, dated September 27, 2011, by and between FVT and Formula Systems, FVT agreed to sell to Formula Systems up to 1,891,885 Common Shares for a purchase price of $4.00 per Common Share, or an aggregate purchase price of $7,567,540.  Pursuant to the Purchase Agreement, Formula Systems is required to purchase the Common Shares at any time or from time to time during a period of 30 days after the date of the Purchase Agreement when it has available funds to pay for the purchase of the Common Shares, which period may be extended for an additional 30 days by written notice of FVT or Formula Systems.  Pursuant to the Purchase Agreement, (i) on September 28, 2011, Formula Systems purchased 500,000 Common Shares from FVT for an aggregate purchase price of $2,000,000, and (ii) on October 6, 2011, Formula Systems purchased 388,000 Common Shares from FVT for an aggregate purchase price of $1,552,000. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement included as Exhibit 13 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 11	Name, business address and principal occupation of each director and executive officer of Kardan Yazamut

Exhibit 12	Amended Joint Filing Agreement, dated as of October 11, 2011

Exhibit 13
Share Purchase Agreement, dated as of September 27, 2011, by and between Formula Systems (1985) Ltd. and Formula Vision Technologies (F.V.T.) Ltd. (incorporated herein by reference to Exhibit 99.1 to Amendment No. 17 to Schedule 13D of Formula Systems (1985) Ltd., filed on October 4, 2011)

Page 12 of 15 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2011	Formula Vision Portfolio Holdings Limited Partnership

By: Formula Vision Holdings Ltd., its general partner

	By:	/s/ Ronnen Yitzhak
Name: Ronnen Yitzhak
Title: Director

	By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Director

Formula Vision Holdings Ltd.

By:	/s/ Ronnen Yitzhak
Name: Ronnen Yitzhak
Title: Director

By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: Director

Kardan Technologies Ltd.

By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Director

By:	/s/ Amit Ben-Yehuda
Name: Amit Ben-Yehuda
Title: CEO

Kardan Israel Ltd.

By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Chairman of the Board

By:	/s/ Alon Wulkan
Alon Wulkan
Deputy CEO & Economic Advisor

Page 13 of 15 Pages

Kardan N.V.

By:	/s/ Alain Ickovicks
Alain Ickovicks
Managing Director

By:	/s/ Einat Oz-Gabber
Einat Oz-Gabber
Managing Director

Kardan Yazamut (2011) Ltd.

By:	/s/ Yosef Grunfeld
Yosef Grunfeld
Chairman of the Board

By:	/s/ Alon Wulkan
Alon Wulkan
Deputy CEO & Economic Advisor

Formula Vision Technologies (F.V.T.) Ltd.

By:	/s/ Ronnen Yitzhak
Name: Ronnen Yitzhak
Title: CEO

By:	/s/ Anat Treibatch
Name: Anat Treibatch
Title: CFO

/s/ Dan Goldstein
Dan Goldstein

Page 14 of 15 Pages

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 11	Name, business address and principal occupation of each director and executive officer of Kardan Yazamut

Exhibit 12	Amended Joint Filing Agreement, dated as of October 11, 2011

Exhibit 13
Share Purchase Agreement, dated as of September 27, 2011, by and between Formula Systems (1985) Ltd. and Formula Vision Technologies (F.V.T.) Ltd. (incorporated herein by reference to Exhibit 99.1 to Amendment No. 17 to Schedule 13D of Formula Systems (1985) Ltd., filed on October 4, 2011)

Page 15 of 15 Pages